                                                  Filed by Triad Hospitals, Inc.

                                                 Pursuant to Rule 425, under the
                                               Securities Act of 1933 and deemed
                                              filed pursuant to 14A-12 under the
                                                Securities Exchange Act of 1934.

                                       Subject Company: Quorum Health Group Inc.
                                              Commission File Number 33-31717-A.



                          FORWARD LOOKING STATEMENTS
                          --------------------------


        This Presentation may contain so-called "forward-looking statements," which are statements that do not relate solely to historical or current facts. These forward-looking statements are based on the current plans and expectations of the Company and are subject to a number of uncertainties and risks which could significantly affect such current plans and expectations, as well as the future financial condition of the Company. Such uncertainties and risks include the competitive nature of the health care business, the efforts of various public and private payers to reduce reimbursements to providers, possible changes to government programs to further limit reimbursement, the enactment of various Federal and state health care reform legislation, and changes in general economic conditions. As a consequence of these and other risks and uncertainties, current plans, anticipated actions and future financial condition and results may differ significantly from those expressed in any forward-looking statement made by or on behalf of the Company. You are accordingly cautioned not to unduly rely on such forward-looking statements when evaluating the information presented here, or in the Company's press release.

                          [LOGO] TRIAD
                                HOSPITALS, INC.

================================================================================

                             Investor Presentation

                               October 19, 2000

Triad to Acquire Quorum Health Group, Inc.
================================================================================

 .       Total Transaction Value:  $2.4 billion

 .       Purchase Price of Equity: $1.4 billion

                } $1.1 billion equity

                } $300 million cash

 .       Quorum Shareholders will receive $3.50 per share in cash and .4107
         Triad shares

                } Fixed exchange ratio, no collars

 . Represents $16.13 per Quorum share based on Triad's October 18th closing price of $30.75


 .       Tax free transaction to the extent of stock received


                                       2                [LOGO]      Triad
                                                                HOSPITALS, INC.

Other Key Deal Terms
================================================================================


----------------    .  2 Quorum representatives will join Triad's Board of
     Board             Directors
   Additions
----------------    .  Board size will increase to 12



----------------    .  Existing Triad Shareholders 51%
Diluted Equity
  Ownership         .  Existing Quorum Shareholders 49%
----------------
                         } Welsh, Carson 11%


----------------    .  Voting agreement in place
Welsh, Carson
  Support           .  Russ Carson to join Triad board
----------------

                                       3                [LOGO]      Triad
                                                                HOSPITALS, INC.

Other Key Deal Terms
================================================================================


----------------    .  Committed financing:  $1.7 billion debt fully
  Committed            underwritten by Merrill Lynch
  Financing
----------------



----------------    .  IRS letter-ruling regarding Triad tax-free spinoff

   Conditions       .  Shareholder approvals

                    .  Regulatory approvals
----------------



----------------    .  Closing expected end of Q1 2001/beginning of Q2 2001

    Timing

----------------


                                       4                [LOGO]      Triad
                                                                HOSPITALS, INC.

Triad Overview
================================================================================


----------------    .  On May 11, 1999, Triad spun-off from HCA, where it had
    History            comprised the Pacific Group
----------------



----------------    .  Locations in small cities and selected high-growth urban
  Market Focus         markets
----------------



----------------    .  Limited competition

 Advantages of      .  Minimal managed care penetration
    Target
    Markets         .  Growing population base

----------------    .  Service expansion opportunities


                                       5                [LOGO]      Triad
                                                                HOSPITALS, INC.

Triad Overview -- Track Record
================================================================================

 .       Triad has delivered on its pre-spinoff strategy

                } Rationalized portfolio

                } Improved operating performance

                } Strengthened balance sheet

 .       Financial performance has consistently met or exceeded expectations

 .       Quorum represents next stage



                                       6                [LOGO]      Triad
                                                                HOSPITALS, INC.

Triad Corporate Strategy
================================================================================

 .       Develop physician relations

                }  Build Physician Leadership Groups

                } Leverage improved relations to jointly build volume and manage resources

 .       Develop community relations

                }  Add community leaders to the local Boards of Trustees

                }  Leverage improved community relations to build volume

 .       Improve financial performance

                }  Increase patient volume

                }  Improve operating margin

 .       Grow the Company

                }  Expand existing hospitals

                }  Develop de novo hospitals in high growth emerging markets

                }  Acquire hospitals on a selective basis


                                       7                [LOGO]      Triad
                                                                HOSPITALS, INC.

Transaction Creates a Leading Hospital Company
================================================================================

 .       Combination creates the third largest investor-owned hospital company

                } 53 hospitals and 14 surgery centers

                } 9,479 total licensed beds

                } Combined LTM revenue - $3.0 billion; EBITDA - $477 million

 .       Geographic balance

                } Operations in 17 states

 .       Leading hospital company focused on small city markets

 . Estimated pre-tax synergies of $15 - $20 million annually, half recognized in CY 2001

 .       Triad will be opportunistic with respect to managing its assets



                                       8                [LOGO]      Triad
                                                                HOSPITALS, INC.

Strategic Rationale -- Why Quorum?
================================================================================

 .       Similar focus on small cities

                }   Less competition      }  Opportunity to expand services

                }   Less managed care     }  Ideal for Triad strategy

 .       Complementary geographic fit

 .       Quorum is a company with fundamentally strong assets

                }  Lutheran Hospital -- Ft. Wayne, IN

                }  Flowers Hospital  -- Dothan, AL

                }  Carolinas Health System - Florence, SC

                }  River Region Health System - Vicksburg, MS

 .       Opportunity to improve operating performance



                                       9                [LOGO]      Triad
                                                                HOSPITALS, INC.

A Compelling Opportunity for Triad
================================================================================

 .       Attractive assets

                }  Increases cash flow diversification

                }  Margin enhancement opportunity

 .       Complementary geographic fit

 .       Qui Tam resolution

 .       Attractive valuation

 .       Reasonable leverage


                                       10                [LOGO]      Triad
                                                                HOSPITALS, INC.

Broadened Asset Base
================================================================================



                                  2000 CYE
                                  Pro Forma
 State                          Revenue (mm)                       % Total
--------------                  -------------                    ---------
 Texas                               $640                            23%
 Indiana                              395                            14%
 Alabama                              365                            13%
 South Carolina                       295                            10%
 Arizona                              245                             9%
 Mississippi                          225                             8%
 Arkansas                             145                             5%
                                   ------                          ------
         Subtotal                   2,310                            82%
 Other States                         525                            18%
                                   ------                          ------
         Total                     $2,835                           100%



                                      11                [LOGO]      Triad
                                                                HOSPITALS, INC.

Complementary Market Focus
================================================================================


--------------------------------------------------------------------------------
The Majority of Quorum's Portfolio Fits Well with Triad's Market Focus; Triad is
             Committed to Managing Its Portfolio Opportunistically
--------------------------------------------------------------------------------

                           CYE 2000 Hospital Revenue

---------------------         ---------------------      ---------------------
        Triad(a)                     Quorum                Pro Forma Revenue
---------------------         ---------------------      ---------------------

Urban           29.1%         Small City      70.2%      Small City      70.5%
Small City      70.9%         Rural           21.7%      Urban           12.1%
                              QHR              8.1%      Rural           12.7%
                                                         QHR              4.7%




(a) Includes Denton (recent acquisition) and Greenbrier (pending acquisition scheduled to at the end of October) and Sherman (designated as held-for-sale). Excludes 2 hospitals leased to third party, Ambulatory Surgery Centers and non-patient revenues.



                                      12                [LOGO]      Triad
                                                                HOSPITALS, INC.

A Compelling Opportunity for Triad

================================================================================

 .       Attractive assets

                }  Increases cash flow diversification

                }  Margin enhancement opportunity

 .       Complementary geographic fit

 .       Qui Tam resolution

 .       Attractive valuation

 .       Reasonable leverage



                                      13                [LOGO]      Triad
                                                                HOSPITALS, INC.

Complementary Geographic Fit
================================================================================


                                     [U.S.A MAP]



                                      14                [LOGO]      Triad
                                                                HOSPITALS, INC.

A Compelling Opportunity for Triad
================================================================================

 .       Attractive assets

                }  Increases cash flow diversification

                }  Margin enhancement opportunity

 .       Complementary geographic fit

 .       Qui Tam resolution

 .       Attractive valuation

 .       Reasonable leverage


                                      15                [LOGO]      Triad
                                                                HOSPITALS, INC.

Qui Tam Resolution
================================================================================

 .       Quorum and the government have agreed in principle to settlement amount

 .       Addresses major known whistleblower lawsuits

 .       Total settlement amount of $95.5 million

                }  Alderson -- $77.5 million

                }  Flowers  -- $18.0 million

 .       Corporate integrity agreements are under negotiation

 .       Settlement documents to be completed within four months



                                      16                [LOGO]      Triad
                                                                HOSPITALS, INC.

A Compelling Opportunity for Triad
================================================================================

 .       Attractive assets

                }  Increases cash flow diversification

                }  Margin enhancement opportunity

 .       Complementary geographic fit

 .       Qui Tam resolution

 .       Attractive valuation

 .       Reasonable leverage



                                      17                [LOGO]      Triad
                                                                HOSPITALS, INC.

Attractive Valuation
================================================================================

 .       Reasonable multiple paid

                }  7.9x calendar year 2000 EBITDA

                }  7.5x calendar year 2000 EBITDA -- post synergies

 .       Paying less than Triad's current CY 2000 EBITDA multiple of 9.0x

 . Paying lower multiple than the trading multiple of any public hospital company


                                                           Market Cap/
        Comparable Companies                             CY 2000 EBITDA
        ----------------------------------------         --------------

        Health Management Associates                          14.3x

        HCA - The Healthcare Company                           9.6x

        Universal Health Services                              9.5x

        Tenet Healthcare                                       8.7x


                                      18                [LOGO]      Triad
                                                                HOSPITALS, INC.

Attractive Valuation
================================================================================

 .       Non-dilutive on a GAAP EPS basis in first year and accretive thereafter

 .       Highly accretive on a Cash EPS basis in first year and beyond

 .       Generates returns in excess of Triad's investment criteria



                                      19                [LOGO]      Triad
                                                                HOSPITALS, INC.

A Compelling Opportunity for Triad
================================================================================

 .       Attractive assets

                }  Increases cash flow diversification

                }  Margin enhancement opportunity

 .       Complementary geographic fit

 .       Qui Tam resolution

 .       Attractive valuation

 .       Reasonable leverage


                                      20                [LOGO]      Triad
                                                                HOSPITALS, INC.

Reasonable Leverage
================================================================================


--------------------------------------------------------------------------------

As it has historically, Triad plans to reduce financial leverage going forward

--------------------------------------------------------------------------------

                                                                Post-Transaction
                                                                   Pro Forma
Pro Forma Credit Statistics                                        6/30/00(a)
---------------------------                                        ----------
Total Debt/EBITDA                                                     4.0x

Senior Debt/EBITDA                                                    3.4x

Total Debt/Capitalization                                             53%

EBITDA/Interest                                                       2.3X

(a) Pro Forma to reflect Denton and Greenbrier acquisitions.

Triad Has Demonstrated the Ability to Deleverage
================================================================================

    Since its spin-off, Triad has substantially improved its balance sheet


      Leverage and Coverage Ratios                Total Debt/Capitalization
      ----------------------------                -------------------------

       5.2x       3.6x       3.3x                63.4%      50.2%      49.0%
       ----       ----       ----                ----       ----       ----
      1998(a)    1999(a)  LTM 2000(b)            1998       1999     LTM 2000


(a) Reflects core operations.
(b) Pro Forma to adjust Q3 1999 and Q4 1999 to core operations.



                                                        [LOGO]      Triad
                                                                HOSPITALS, INC.

                          Pro Forma Financial Impact
================================================================================

Pro Forma Income Statement
================================================================================
($ in Millions)

                                         Triad                   Quorum
                                        LTM 6/30                LTM 6/30
                                     Standalone(a)            Standalone(a)                  Pro Forma
                                     -------------            ------------                   -------
            Revenues                     $1,261                  $1,763                        $3,024


            EBITDA                          189                     288                        477

            Margin                        15.0%                   16.3%                        15.8%




(a) Triad results Pro Forma to reflect Denton and Greenbrier acquisitions; Quorum excludes rent expense on ELLF refinanced upon closing.

Synergy Opportunities
================================================================================


 .       Corporate Savings

                } Estimated pre-tax synergies of $15-20 million per year, half recognized in CY 2001

 .       Other long-term synergies

                }  Physician relations/recruitment

                }  Managed care contracting

                }  Targeted service additions

                }  Purchasing synergies




                                      25                [LOGO]      Triad
                                                                HOSPITALS, INC.

Earnings Per Share Impact
================================================================================

 .       Non-dilutive on a GAAP basis in first year, accretive thereafter

 .       Highly accretive on a Cash EPS basis in first year and beyond

 .       Improves EPS growth rate

                }  Revenue growth/margin improvement opportunities

                }  Deleveraging from strong positive cash flow

                }  Realization of synergies

 .       Continued earnings visibility in future years


                                      26                [LOGO]      Triad
                                                                HOSPITALS, INC.

A Compelling Opportunity for Triad
================================================================================

 .       Attractive assets

 .       Similar focus on small cities

 .       Opportunity to improve operating performance

 .       Qui Tam resolution

 .       Attractive transaction terms

                } Paying less than Triad's current EBITDA multiple; meaningfully less than current industry averages

                }  Exceeds Triad's investment criteria


                                      27                [LOGO]      Triad
                                                                HOSPITALS, INC.

                                 [LOGO] Triad
                                        Hospitals, Inc.

================================================================================

                             Investor Presentation


                               October 19, 2000

                                (Press Release)


Triad Hospitals, Inc. and Quorum will be filing joint proxy statements / prospectuses and other relevant documents concerning the proposed merger with the U.S. Securities and Exchange Commission. Investors are urged to read the proxy statement / prospectus when it becomes available and any other relevant information about the proposed merger. Investors should read the proxy statement / prospectus before making any voting or investment decisions. Investors will be able to obtain the documents free of charge at the SEC's website, www. sec.gov, and at the SEC public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on public reference rooms. In addition, documents filed with the SEC by Triad may be obtained free of charge by contacting Triad.